9777 Pyramid Court, Suite 100 Englewood, CO 80112 USA 303.802.1000

July 14, 2010

Patrick Gilmore, Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

RE: Evolving Systems, Inc.

Response to SEC Comments dated June 29, 2010

File No. 001-34261

Dear Mr. Gilmore:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated June 29, 2010, relating to our Form 10-K for the fiscal year ended December 31, 2009. As you have requested, our responses are numbered in accordance with the comments from the June 29th letter.

Item 8. Financial Statements and Supplementary Data

Note 1 — Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

1.               We note that your response to prior comment 2 indicates that you allocate the fair value of the warranty/maintenance based upon the stated first year renewal rate which typically ranges between 10% and 20% of the license fee. Please describe how you determine VSOE of fair value for contracts that include stated renewal rates that are outside this range.

RESPONSE:

Occasionally, the stated first year renewal rate is outside of our normal 10%-20% range of the license fee.  The renewal rate is normally outside this range due to negotiation of either the license or maintenance fees by the customer.

If the customer is able to negotiate the license fee to a lesser amount and we are able to keep our maintenance fees as a dollar amount constant, the maintenance fees as a percentage of the negotiated license fees are higher than the normal range.  Because we use the substantive renewal rate method to establish Vendor Specific Objective Evidence (or “VSOE”) of fair value for maintenance, we believe that when the stated renewal rate is above the normal range we still have VSOE as we believe the renewal rate is substantive.

If the customer successfully negotiates the annual maintenance fees to a lesser amount and we are able to keep our license fees constant, the maintenance fees, as a percentage of license fees may be less than the normal range. In these cases we evaluate whether the renewal rate is substantive, because we use the renewal rate stated in the terms of the agreement as evidence of VSOE of fair value for maintenance services as long as this rate and the related terms are considered substantive.

2.              We also note in your response to prior comment 2 that for the first year of maintenance services, all of your customers pay the maintenance fees stated in the initial contracts as the “renewal rate.” Please tell us whether your reference to the first year of maintenance services relates to the initial year of maintenance bundled with the software or the first subsequent renewal period of maintenance. In this regard, please clarify whether your customers renew maintenance after the initial maintenance period at the stated renewal rates in the contract.

RESPONSE:

Our reference to the first year of maintenance services relates to the first year the customer purchases maintenance services after the expiration of the warranty period.  We typically do not bundle the first/initial year of maintenance with our license fees; although we will contractually agree with our customers what the first year of maintenance will cost should they choose to purchase it. (We refer to this rate as the “renewal rate” even though, technically, the customer is not “renewing” maintenance when they purchase the first year of maintenance.)  The warranty services, which are typically 90 days, are bundled with the software and are separated in accordance with ASC 985-605-25-67 based on the” renewal rate” that is stated in the contract and invoiced when the warranty period expires. We consider the first year of maintenance to be the services that begin when the warranty period expires. All of our customers pay the stated “renewal rate” (in the software contract) when it is billed subsequent to the warranty period.

3.              Your response to prior comment 3 indicates that you recognize revenue during the customer acceptance process for arrangements that utilize the percentage-of-completion method. To the extent that you believe that it is appropriate to recognize revenue in advance of the customer sign-off, please clarify the following:

•                  Tell us whether the acceptance provisions included in the contracts are specific to each customer or are included in all arrangements and describe how you reliably demonstrate that the delivered products meet all of the criteria specified in the arrangement with your customer;

•                  Tell us whether you have a history of obtaining customer acceptance for these type of arrangements;

•                  Clarify the typical length of time a customer has to accept the software after the services are complete; and

•                  Tell us whether a significant amount of the arrangement fee is due prior to customer acceptance or a significant amount of the arrangement fee is refundable if acceptance does not occur.

RESPONSE:

Customer acceptance provisions are included in most arrangements which utilize the percentage-of-completion method.  The acceptance provisions contain some common criteria, such as reference to product specifications, a time period during which the customer will conduct acceptance testing and the general criteria that will determine when acceptance will occur.  For example, most acceptance provisions will state that the presence of minor defects (defined in the contract) will not delay acceptance.  In addition to these common criteria, there will be a specific acceptance test plan that will apply to each customer since our deliverables include complex software being integrated into the customer’s network. As part of a project, we will develop an agreed upon acceptance test plan that defines the processes that must be accomplished for our software to achieve customer acceptance. Successful completion of that test plan will demonstrate that our products comply with the product specifications and meet the criteria specified in the contract with our customer. We budget the direct labor hours to complete any acceptance testing in our total estimated direct labor hours to ensure that the related revenue is recognized as we complete the acceptance testing.

We have a history of achieving acceptance of our products by our customers.  We are not aware of any material contracts for which we have been unable to gain customer acceptance.

Customers typically have between 60-90 days to accept the software after our services are complete.

Our arrangements typically contain billing milestones that are billed during the project, with the final milestone being at acceptance. Therefore, the majority of the arrangement fee is due prior to customer acceptance. If we were unable to gain customer acceptance due to not being able to deliver what is stated in the arrangement, the customer would have the ability to terminate the contract and possibly get a refund of the fees paid, however we are not aware of this ever happening.  As indicated above, over our 25 years of business, we have a history of achieving acceptance.

In connection with our response to the comments set forth in the June 29th letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any additional questions at your convenience.

Sincerely,

EVOLVING SYSTEMS, INC.

/s/ Thaddeus Dupper
Thaddeus Dupper
Chairman and Chief Executive Officer